LUCIA

Hey First name / there ,

Lucia July Highlights: This month we opened our pre-seed round and have ~25% already committed.

Even though we've been busy with fundraising, we still grew by **+44.5%** in GMV in July and secured a new enterprise **client**.

Our Ask? 👇

We are looking for intros to: female or underrepresented founder focused funds, angel investors, and superconnectors. See our updated deck **here**.

Have people in mind? Email me for a forward-able blurb or let's **chat** for 15 minutes. Thank you!


MVT
MONTECITO VILLAGE TRAVEL
LUCIA

As a reminder, Lucia is a B2B freelance marketplace for the travel industry. Through our human-powered and technology-supported marketplace, we connect the industry with its most valuable asset: people.

Partnerships:

- **New Enterprise Customer: Montecito Village Travel** 🎉 50 users to drive $11,400 in revenue to start, with the potential to add on 650 more seats in 3 months
- **New Preferred Partner: Little Emperors** ⚡ to drive awareness and incentives for up to 200 potential users

Looking Ahead:

- This week we will be headed to **Virtuoso Travel Week in Vegas**. Know anyone we should meet while there? Please let us know!
- We are full steam ahead on connecting with Future of Work, Female / Underrepresented focused funds, and Angels, all at the pre-seed level.

Challenges:

- **Fundraising with a small team is really hard.** Sarah is doing all of the day-to-day while I focus on the raise. We've had great momentum, but we're always looking for helpful introductions or feedback.
- **Our onboarding flow needs work.** Users aren't always sure how to use Lucia, or don't know all of its capabilities. We are trying to find the right ways to tweak our education and onboarding, but we haven't fixed it well-enough yet.

Metrics:

- GMV:
- Total Monthly Revenue: $7,048.92 **(+28.56%)**
    - Commissions Revenue: $2,326.94 **(+35.1%)**
    - Subscription MRR: $4,721.98 **(+25.5%)**
- Churn Rate: 5.11% per month **(-37.9%)**
- Average Purchase Value (APV): $73.42 per request **(+19.75%)**
- Average Purchase Frequency (APF): 1.57 per month
- Active Users: **(+7.39%)**

Financials

- Cash in the bank: $114,122
- Revenue: $7,048.92
- Gross Burn: $23,933
- Net Burn: $16,885
- Runway: 6.7 months
- As an update, Sarah and Grace both took a 25% salary decrease to reduce burn and extend runway

If you have a moment, **please grab a time with me here** so that I can share more about our funding round.

If you helped us with a single intro, sent a relevant podcast or article, or just checked in on us this past month, we're so so grateful. Thank you.

Cheers,
Grace McBride, *CEO of Lucia*

LUCIA

58 Arbor Field Way
Lake Grove, NY 11755, United States